Filed by NorthStar Real Estate Income II, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: NorthStar Real Estate Income II, Inc.

Commission File No. 000-55189

Subject: Colony NorthStar, NorthStar I and NorthStar II Announce Tri-Party Combination

Dear <<Contact Name>>,

This communication serves to inform you of a press release issued today announcing that Colony NorthStar, Inc. and certain of its affiliates (collectively, Colony NorthStar) (NYSE: CLNS), NorthStar Real Estate Income Trust, Inc., a public, non-traded REIT (NorthStar I) and NorthStar Real Estate Income II, Inc., a public, non-traded REIT (NorthStar II) have entered into a definitive tri-party agreement under which a select portfolio of Colony NorthStar assets and liabilities will be combined with NorthStar I and NorthStar II in an all-stock combination transaction to create a leading, externally managed commercial real estate credit real estate investment trust (REIT).

The combined company will be named Colony NorthStar Credit Real Estate, Inc. (the Company) and will have approximately $5.5 billion in assets and $3.4 billion in equity value, positioning it upon the consummation of the transaction and its planned listing as the second largest publicly-traded commercial real estate mortgage REIT. We believe that the Company’s expected portfolio consists of well-diversified and stabilized investments with attractive in-place yield and the potential for capital appreciation and net asset value growth (through equity participations and owned real estate). The transaction is expected to close either in late 2017 or the first quarter of 2018, subject to customary closing conditions, including approval by the stockholders of each of NorthStar I and NorthStar II, and a successful listing of the Company’s common stock on a national securities exchange.

Strategic and Financial Benefits:

The transaction is expected to deliver a number of strategic and financial benefits to the stockholders of NorthStar I and NorthStar II and to Colony NorthStar:

•	Creates a Leading Commercial Real Estate Credit REIT

•	Attractive, Stabilized and Well-Diversified Income Oriented Portfolio

•	Sponsorship, Management and Significant Ownership by Colony NorthStar

•	Differentiated Strategy

•	More Efficient Capital Structure

In the coming weeks, Colony NorthStar, NorthStar I and NorthStar II will cause the Company to file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a joint proxy statement of NorthStar I and NorthStar II and that will also constitute a prospectus of the Company. Each of NorthStar I and NorthStar II will mail or otherwise provide to its stockholders the joint proxy statement/prospectus and other relevant materials and hold a meeting of its stockholders in order to obtain the requisite stockholder approval for the transaction. The Form S-4 and joint proxy statement/prospectus will contain important information concerning the transaction and we strongly encourage stockholders to review it in detail.

We invite you to attend a conference call hosted by Colony NorthStar’s Head of Retail Platform, Daniel R. Gilbert, and NorthStar Securities, LLC’s President and Chief Executive Officer, Tim Toole, to discuss the pending transaction.

Call In Details

Date: Wednesday, August 30, 2017

Time: 4:00 p.m. Eastern Time

Webinar: Click here to register

Dial In: XXX.XXX.XXXX

Conference Code: XXXXXXX

To learn more, please refer to the:

•	Investor presentation

•	Press release

We remain committed to building long-term value for our stockholders and partners. If you have any questions, please feel free to reach out to our sales team at 877.940.8777.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Colony NorthStar, NorthStar I and NorthStar II will cause the Company, the surviving company of the transaction, to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of NorthStar I and NorthStar II and that will also constitute a prospectus of the Company. Each of Colony NorthStar, NorthStar I and NorthStar II may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Colony NorthStar, NorthStar I or NorthStar II may file with the SEC. INVESTORS AND SECURITY HOLDERS OF COLONY NORTHSTAR, NORTHSTAR I AND NORTHSTAR II ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, THE CURRENT REPORTS ON FORM 8-K FILED BY EACH OF COLONY NORTHSTAR, NORTHSTAR I AND NORTHSTAR II IN CONNECTION WITH THE ANNOUNCEMENT OF THE ENTRY INTO THE COMBINATION AGREEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Colony NorthStar, NorthStar I and NorthStar II through the website maintained by the SEC at www.sec.gov or by contacting the investor relations departments of Colony NorthStar, NorthStar I or NorthStar II, as applicable.

PARTICIPANTS IN SOLICITATION RELATING TO THE TRANSACTIONS

Each of NorthStar I and NorthStar II and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed transaction. Information regarding NorthStar I’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NorthStar I’s Annual Report on Form 10-K for the year ended December 31, 2016, and its annual proxy statement filed with the SEC on April 28, 2017. Information regarding NorthStar II’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NorthStar II’s Annual Report on Form 10-K for the year ended December 31, 2016, and its annual proxy statement filed with the SEC on April 28, 2017. A more complete description will be available in the registration statement on Form S-4 to be filed by the Company and the joint proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” or “potential” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies, many of which are beyond our control, and may cause actual results to differ significantly from those expressed in any forward-looking statement. Among others, the following uncertainties and other factors could cause actual results to differ from those set forth in the forward-looking statements: the failure to receive, on a timely basis or otherwise, the required approvals by the stockholders of each of NorthStar I and NorthStar II, governmental or regulatory agencies and third parties; the risk that a condition to closing of the transaction may not be satisfied (including the listing by the Company of its Class A common stock on a national securities exchange); each party’s ability to consummate the transaction; operating costs and business disruption may be greater than expected; and the ability to realize substantial efficiencies as well as anticipated strategic and financial benefits, and the impact of legislative, regulatory and competitive changes. The foregoing list of factors is not exhaustive. Additional information about these and other factors can be found in each company’s reports filed from time to time with the SEC. There can be no assurance that the transaction will in fact be consummated.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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NorthStar Securities, LLC

5299 DTC Boulevard, Suite 900

Greenwood Village, Colorado 80111